UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission file number 1-15973

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
(Full Title of Plan)
NORTHWEST NATURAL GAS COMPANY
220 N. W. Second Avenue
Portland, Oregon 97209
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

Northwest Natural Gas Company
Retirement K Savings Plan

Note:    Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of
1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator
Northwest Natural Gas Company Retirement K Savings Plan
We have audited the accompanying statements of net assets available for benefits of Northwest Natural Gas Company Retirement K Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years ended December 31, 2013 and 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Northwest Natural Gas Company Retirement K Savings Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years ended December 31, 2013 and 2012 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Portland, Oregon
June 26, 2014

Northwest Natural Gas Company
Retirement K Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012

ASSETS

Cash	$20,276	$—
Investments, at fair value	168,707,282	150,838,762

Total investments	168,727,558	150,838,762

Receivables
Notes receivable from participants	2,841,652	2,796,189
Participant contributions	—	115,194
Employer contributions	—	40,662

Total receivables	2,841,652	2,952,045

Total assets	$171,569,210	$153,790,807

LIABILITIES

Other liabilities	$45,250	$—

Net assets available for benefits	$171,523,960	$153,790,807

The accompanying notes are an integral part of these financial statements.

Northwest Natural Gas Company
Retirement K Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2013	2012

Additions
Investment income:
Interest and dividends	$1,871,493	$2,164,851
Net appreciation in fair value of investments	15,913,471	10,716,094

Net investment income	17,784,964	12,880,945

Contributions:
Participant elective and rollover	8,321,482	7,637,696
Employer	3,238,034	2,990,070

Total contributions	11,559,516	10,627,766

Interest income on notes receivable from participants	120,847	110,035
Other income (expense)	(50,789)	126,967

Total additions	29,414,538	23,745,713

Deductions
Withdrawals and benefit payments	(11,592,338)	(10,784,645)
Administrative fees and expenses	(89,047)	(149,658)

Total deductions	(11,681,385)	(10,934,303)

Net increase in net assets available for benefits	17,733,153	12,811,410

Net assets available for benefits
Beginning of year	153,790,807	140,979,397

End of year	$171,523,960	$153,790,807

The accompanying notes are an integral part of these financial statements.

Northwest Natural Gas Company
Retirement K Savings Plan

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the Northwest Natural Gas Company Retirement K Savings Plan (the “Plan”) provides only general information. Employees and Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering substantially all employees of Northwest Natural Gas Company (the “Company”). The eligibility rules and entry dates vary primarily based on the following factors: type of contribution and employment classification (bargaining, non-bargaining, regular, temporary, and term). At December 31, 2013, 1,241 participants had account balances in the Plan, of which 1,098 were active. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Company is the Plan sponsor and administrator of the Plan. T. Rowe Price is the Plan’s trustee and performs the recordkeeping duties of the Plan.

Contributions
Under the Plan, participants may elect to contribute, subject to Internal Revenue Code (“Code”) limitations, up to 50% of their compensation to the Plan through salary deferral. For Non-Bargaining Unit employees, the Company contributes a matching contribution of 60% of the first 6% of the employee's salary deferral contributions, with a maximum match of 3.6% of annual eligible compensation. For Non-Bargaining Unit employees, one-third of the matching contribution is made in Company stock. For Bargaining Unit employees, the Company contributes a matching contribution of 50% of the first 4% of the employee's salary deferral contributions, with a maximum match of 2% of eligible compensation. For Bargaining Unit employees, no portion of the matching contribution is made in the form of Company stock. Each year the Company may make a supplemental contribution, the amount of which will be set by the Company’s Board of Directors. As of December 31, 2013 and 2012, the Company’s Board of Directors did not declare any supplemental contributions.

Non-Contributory Employer Contributions
For all eligible Non-Bargaining Unit employees hired after December 31, 2006, and all eligible Bargaining Unit employees hired after December 31, 2009, the Company will contribute 5% and 4%, respectively, of eligible annual compensation (or another amount fixed annually) as a non-contributory employer contribution for each year a participant is an active employee of the Company. These non-contributory employer contributions are invested in the same funds that have been selected by participants for salary deferral and matching contributions. If a participant has not made an investment election, the contribution will be invested in the retirement-date-based investment fund that has a projected year of retirement which includes the year the participant turns age 65. In 2013 and 2012, Non-Contributory Employer Contributions totaled $964,568 and $751,872, respectively.

Participant Accounts
Where applicable, each participant’s account is credited with Pre-Tax Contributions, Matching Contributions, Supplemental Contributions, Rollover Contributions, Non-Contributory Employer Contributions and net earnings or losses. Pre-Tax Contributions are based on the participant’s salary deferral election. Matching Contributions, Supplemental and Non-Contributory Employer Contributions are credited to the participant’s account according to the formula defined in the Plan document. Rollover contributions are credited upon receipt from the tax-qualified plan of another employer or from an IRA. Plan earnings are allocated based on account balances in the investment options selected by the participant, or in the absence of an election, the retirement-date-based investment option applicable to the

Northwest Natural Gas Company
Retirement K Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

participant under Plan terms.
Investment Options
Participants may direct contributions in any of the 20 investment options (two options are funds managed by T. Rowe Price Investments) offered by the Plan. One of the 20 investment options is an option to invest in the Company's stock. Contributions will be defaulted into the age-appropriate retirement-date-based investment fund until such time as the participant makes active investment elections.
Vesting
All employee contributions, employer match and associated actual earnings credited to participant accounts are fully vested and nonforfeitable at all times subject to the limitations imposed by the Code. Non-Contributory Employer Contributions are subject to a three year cliff vesting schedule with 100% vesting after three years of service.
Notes Receivable from Participants
Participants may borrow from their Plan accounts a minimum of $1,000, and up to a maximum equal to the lesser of $50,000 or 50% of their vested account, not including non-contributory employer contributions. Participant loans are repaid through payroll deductions and participants’ remaining account balances are used as collateral for the loans. The loans bear interest at a rate commensurate with local prevailing rates. The rate used equals the prime rate plus 1%, based on rates quoted in The Wall Street Journal on the last business day of the month prior to the loan’s inception.
Withdrawals and Payment of Benefits
On termination of service due to death, disability, retirement or for other reasons, a participant may receive the value of his or her vested account as either: 1) a single lump sum distribution; 2) four lump-sum distributions; 3) monthly, quarterly, or annual installment payments; 4) a rollover to an IRA; or 5) the participant may leave the funds in the Plan. Under the hardship withdrawal provisions of the Plan, participants may withdraw salary deferral amounts while still employed by the Company, provided the circumstances qualify as a hardship as defined in the Plan.
Administrative Fees and Expenses
Certain expenses of administering and servicing the Plan, including equipment, supplies and payroll expenses of administrative and clerical personnel, are provided by the Company without charge to the Plan; however, each participant is charged a flat fee of $80 per year to help with the costs of both audit and recordkeeping/trustee fees. Loan disbursement fees are paid by the Plan, allocated to participants withdrawing amounts as loans during the year, and are classified as administrative fees and expenses; however, each participant with a loan is charged a flat fee of $50 per loan to help with the costs of loan processing.
In 2013, T. Rowe Price credited the Plan with an administrative budget of $43,454. Audit fees paid during 2013 were $23,000 and were not paid for with the administrative budget. In general, plan expenses in excess of the administrative budget amount are paid by the Company.
Plan Amendments
Effective October 1, 2013, the Plan was amended to expand distribution options which include lump sums, installment payments (monthly, quarterly, or annually), and the ability to leave funds in the Plan indefinitely. This amendment also increased the auto-enrollment deferral amount from 4% to 6% for new hires, as well as increased the cap on the auto-increase feature to 6%. Also, the Plan was amended to include a 6-month elective deferral suspension for employees receiving a hardship distribution.
Effective October 1, 2012, the Plan was amended to prohibit Appliance Center employees from receiving allocations of Non-Contributory Employer Contributions.

Northwest Natural Gas Company
Retirement K Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

Effective January 1, 2012, the Plan was amended to allow automatic enrollment (at a 4% deferral rate), as well as automatic increases (participants electing between 1-3% as of June 1 of each year will have their contribution deferral rate increased by 1% each year at that time until a 4% contribution deferral rate is attained). In addition, the Plan was amended to clarify the handling of excess deferrals and catch-up contributions.
Forfeitures
As of December 31, 2013 and 2012, the remaining forfeiture account balance was $18,960 and $0, respectively. This balance represents forfeitures available to offset employer contributions, but not yet used as of December 31. Forfeitures of $30,512 and $24,885 for the years ended December 31, 2013 and 2012 were used to offset employer contributions, respectively.

2. SIGNIFICANT ACCOUNTING POLICIES

New Accounting Pronouncements
There were no new accounting pronouncements applicable to the Plan during the year ended December 31, 2013.
Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Investments
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Investment Transactions and Net Investment Income Recognition
Securities transactions are recorded on the date the securities are purchased or sold. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. The cost of securities sold is determined by the average cost method.
The net appreciation in the fair value of investments presented in the statements of changes in net assets available for benefits consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.
Payment of Benefits
Benefits are recorded when paid.

Northwest Natural Gas Company
Retirement K Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

Subsequent Events
The Plan has evaluated subsequent events through the date on which the financial statements were available to be issued and no additional disclosures were required.
3. INVESTMENTS

Investments at fair value representing 5% or more of the Plan’s net assets at December 31, 2013 and 2012 are as follows:

Description	2013	2012

BlackRock LifePath IDX 2020 NL W 2,526,609 and 2,674,315 shares, respectively	$31,160,168	$ 29,952,332
BlackRock LifePath IDX 2025 NL W 2,009,243 and 1,984,113 shares, respectively	25,256,996	22,222,067
Northwest Natural Gas Company 444,627 and 447,462 shares, respectively	19,038,940	19,777,811
BlackRock LifePath IDX 2030 NL W 1,116,289 and 1,044,314 shares, respectively	14,258,025	11,696,319
BlackRock LifePath IDX 2015 NL W 871,242 and 1,009,905 shares, respectively	10,502,476	11,310,937
T. Rowe Price Summit Cash Reserves 9,253,242 and 10,684,003 shares, respectively	9,253,242	10,684,003
BlackRock LifePath IDX 2035 NL W 842,407 and 785,171 shares, respectively	10,911,198	8,786,069
T. Rowe Price Small Cap Stock Fund 202,168 and 182,539 shares, respectively	9,008,608	6,211,787

During 2013 and 2012 the Plan’s investments (including gains and losses on investments bought or sold, as well as held, during the year) appreciated in value as follows:

	2013	2012

Mutual funds	$3,390,419	$2,944,541
Common trust	13,098,945	9,353,611
Northwest Natural Gas Company common stock	(575,893)	(1,582,058)

Net appreciation in fair value of investments	$15,913,471	$10,716,094

Northwest Natural Gas Company
Retirement K Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

4. FAIR VALUE MEASUREMENTS
In accordance with fair value accounting, the following fair value hierarchy is used for determining inputs for the Plan assets:

Level 1	Valuation is based upon quoted prices for identical instruments traded in active markets;
Level 2
Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market; and

Level 3
Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in valuing the asset.

When developing fair value measurements, it is the Plan's policy to use quoted market prices whenever available, or to maximize the use of observable inputs and minimize the use of unobservable inputs when quoted market prices are not available.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012. There have been no transfers between fair value levels in 2013.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Money market fund: The money market fund is not traded in an exchange or active market, however, the fair value is determined based on the net asset value per unit as determined by the fund’s audited financial statements. There is no restriction in place with respect to daily redemptions of funds.
Common trust funds: Valued at the net asset value per unit as determined by the fund’s audited financial statements. The net asset value is based on underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.
These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Northwest Natural Gas Company
Retirement K Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

4. FAIR VALUE MEASUREMENTS, Continued

The following table sets forth the fair value by level, within the fair value hierarchy, the Plan’s assets as of December 31,:

2013
Asset	Level 1	Level 2	Level 3	Total
Mutual Funds:
Balanced	$5,115,030	$—	$—	$5,115,030
Growth	9,008,608	—	—	9,008,608
International	9,884,485	—	—	9,884,485
Common trust	—	116,406,977	—	116,406,977
Money market	—	9,253,242	—	9,253,242
NW Natural Company stock	19,038,940	—	—	19,038,940
Total investments at fair value	$43,047,063	$125,660,219	$—	$168,707,282

2012
Asset	Level 1	Level 2	Level 3	Total
Mutual Funds:
Balanced	$7,360,425	$—	$—	$7,360,425
Growth	6,211,787	—	—	6,211,787
International	7,577,529	—	—	7,577,529
Common trust	—	99,227,207	—	99,227,207
Money market	—	10,684,003	—	10,684,003
NW Natural Company stock	19,777,811	—	—	19,777,811
Total investments at fair value	$40,927,552	$109,911,210	$—	$150,838,762

5. TERMINATION PROVISIONS

In the event of any total or partial termination or discontinuance of the Plan, the accounts of all affected participants shall become fully vested and nonforfeitable (i.e. Non-Contributory Employer Contribution account). The Company may continue the trust and pay benefits as they mature, or liquidate and distribute the net assets of the trust among participants and beneficiaries in proportion to their interests. The Company has no current plans to terminate the Plan.

Northwest Natural Gas Company
Retirement K Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

6. RELATED-PARTY TRANSACTIONS

Since the Company’s common stock is an investment held by the Plan, investments in this common stock represent transactions with parties in interest. Certain other Plan investments are short-term deposits and investments and shares of mutual funds managed by T. Rowe Price, the trustee, as defined by the Plan. These Plan investments qualify as parties-in-interest transactions for which a statutory exemption exists. The following are related-party investments:

	2013	2012

Northwest Natural Gas Company	$19,038,940	$19,777,811
T. Rowe Price	18,261,850	16,895,790

	$37,300,790	$36,673,601

Purchases of Northwest Natural Gas Company stock during the years ended December 31, 2013 and 2012 totaled 72,996 shares for $3,163,777 and 76,548 shares for $3,549,742, respectively. Sales of Northwest Natural Gas Company stock during the years ended December 31, 2013 and 2012 totaled 75,830 shares for $3,330,944 and 64,148 shares for $3,013,367, respectively.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated October 11, 2011, that the Plan is qualified and the trust established under the Plan at the time was tax-exempt, under the applicable sections of the Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability, or asset, if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability, or asset, or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

On January 18, 2013, the Company notified the IRS of its intent to shift the Plan document to a pre-approved volume submitter format. On March 31, 2014 the IRS approved the volume submitter document, which extends the deadline for restating the Plan until April 30, 2016. The Company expects to restate the Plan prior to the 2016 deadline.

8. RISKS AND UNCERTAINTIES

The assets of the Plan are invested in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities

Northwest Natural Gas Company
Retirement K Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

Northwest Natural Gas Company
Retirement K Savings Plan
Form 5500, Schedule H, Line 4i; Schedule of Assets (Held at End of Year)
December 31, 2013

(a) *	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

	PIMCO Total Return Admin.	Mutual fund	$5,243,065	$5,115,030
*	T. Rowe Price Small-Cap Stock Fund	Mutual fund	6,723,408	9,008,608
	Dodge & Cox International Stock Fund	Mutual fund	3,863,458	4,811,844
	Artisan International Fund	Mutual fund	3,904,604	5,072,641
	BlackRock LifePath IDX 2020 NL W	Common trust	26,215,277	31,160,168
	BlackRock LifePath IDX 2025 NL W	Common trust	20,726,419	25,256,996
	BlackRock LifePath IDX 2030 NL W	Common trust	11,527,829	14,258,025
	BlackRock LifePath IDX 2015 NL W	Common trust	9,124,419	10,502,476
	BlackRock LifePath IDX 2035 NL W	Common trust	8,653,479	10,911,198
	BlackRock Equity Index T	Common trust	5,861,248	7,982,719
	BlackRock LifePath IDX RET NL W	Common trust	2,933,567	3,319,794
	BlackRock LifePath IDX 2040 NL W	Common trust	3,272,211	4,093,124
	BlackRock LifePath IDX 2045 NL W	Common trust	2,531,898	3,117,281
	BlackRock EXT Equity MKT K	Common trust	2,831,211	3,507,736
	BlackRock LifePath IDX 2050 NL W	Common trust	1,018,217	1,204,214
	BlackRock US Debt Index NL W	Common trust	490,167	485,893
	BlackRock LifePath IDX 2055 NL W	Common trust	360,734	414,822
	BlackRock MSCI ACWI EXUS IX NL W	Common trust	167,816	192,531
*	T. Rowe Price Summit Cash Reserves	Money market fund	9,253,241	9,253,242
*	Northwest Natural Gas Company	Common stock	16,688,188	19,038,940

	Total investments			168,707,282

	Notes Receivable from Participants	Interest rate of 4.25%, maturing 1/2/2014 to 1/10/2019		2,841,652

				$171,548,934

*Represents identification of known party-in-interest in the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Northwest Natural Gas Company Retirement K Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

Date: June 26, 2014        /s/ Lea Anne Doolittle
Lea Anne Doolittle
Retirement K Savings Plan
Administrative Committee

EXHIBIT INDEX
to
Annual Report on Form 11-K
For Year Ended
December 31, 2013

Document	Exhibit Number
Consent of Independent Registered Public Accounting Firm	23